Exhibit 99.3

DIGINEX LIMITED

Audit Committee

Terms of Reference

(Charter)

Approved by the Diginex Limited board on 17 September 2024

Contents

1. Definitions	2
2. Purpose	2
3. Composition and Qualifications	3
4. Procedures	3
5. Responsibilities	4
6. Secretariat	9
7. Other Matters	9

Diginex Limited. All rights reserved. No part of this Terms of Reference may be reproduced, distributed, or transmitted in any form or by any means, including photocopying, recording, or other electronic or mechanical methods, without the prior written permission of Diginex Limited

This Terms of Reference is for internal use only and may contain sensitive information. It must not be printed and removed from Diginex premises.

This Terms of Reference must not be shared with any external party without the prior permission from the Chief Legal Officer or Chief Compliance Officer or their appointed representative.

1. Definitions

Board: The board of directors of Diginex

Charter, Terms of Reference: Board Audit Committee Charter

Committee: Audit Committee

Diginex Limited, Diginex, “We”, “we”, “Our”, “our”: All companies, including subsidiaries and joint ventures, over which Diginex Limited is able to exercise control, either directly or indirectly, with respect to policies and procedures.

SEC: The US Securities and Exchange Commission. The mission of the SEC is to protect investors; maintain fair, orderly, and efficient markets; and facilitate capital formation.

Staff, “You”, “you”, “Your”, “your”: All Diginex directors, officers, agents, employees, temporary workers, interns, consultants, contractors or any other person who is employed by or otherwise works for or on behalf of Diginex, regardless of the duration of their employment contract or other type of relationship.

2. Purpose

2.1	This Charter governs the operations of the Committee of the Board of Diginex.

2.2	The Committee is appointed by the Board for the primary purposes of assisting the Board’s oversight responsibilities as they relate to

(a)	the quality and integrity of Diginex’s financial statements;

(b)	Diginex’s accounting principles, policies and processes;

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(c)	Diginex’s compliance with legal and regulatory requirements;

(d)	the review of the independent registered public accounting firm’s qualifications and independence;

(e)	the performance of Diginex’s internal audit function and Diginex’s independent registered public accounting firm;

(f)	the preparation of the annual report on Form 20F to be included in Diginex’s annual proxy statement, as required by SEC rules;

(g)	reviewing public announcements;

(h)	advise the Board on the overall risk appetite, profile, tolerance and strategy of Diginex; and

(i)	assist the Board’s oversight of matters concerning the risk management framework, policies and systems of Diginex (other than financial policies, systems and controls within the remit of the Audit Committee) and bring to the Board’s attention of any issues arising in connection with the foregoing.

2.3	This Charter is effective on the Company listing on a recognised exchange.

3. Composition and Qualifications

3.1	The Committee shall be appointed by the Board and shall be comprised of one or more directors of Diginex (as determined from time to time by the Board), each of whom shall meet the listing standards of any exchange or national listing market system upon which Diginex’s securities are listed or quoted for trading and all other applicable laws, in each case as such requirements are interpreted by the Board in its independent judgment.

3.2	Each member of the Committee shall be financially literate and able to read and understand fundamental financial statements.

3.3	At least one member of the Committee shall be an “audit committee financial expert” under the rules and regulations of the SEC. A member who qualifies as an “audit committee financial expert” under the rules and regulations of the SEC is presumed to satisfy the requisite financial sophistication requirements under applicable securities exchange rules.

3.4	Members of the Committee shall be appointed annually for a term of one (1) year.

3.5	The chairperson of the Committee (the “Chairperson”) shall be designated by the Board, provided that if the Board does not designate a Chairperson, the members of the Committee, by a simple majority vote of all Committee members, may designate a Chairperson.

3.6	A Committee member may resign from the Committee upon written notice to the Board. Resignation from the Committee does not automatically resign the member from the Board. Any vacancy on the Committee shall be filled by a simple majority vote of the Board. No member of the Committee shall be removed except by a simple majority vote of the Board.

4. Procedures

(a)	The Committee shall have the authority to establish its own rules and procedures consistent with the constitution of Diginex for notice and conduct of its meetings should the Committee, in its discretion, deem it desirable to do so.

(b)	The Committee shall conduct an annual self-evaluation of the performance of the Committee, including its effectiveness and compliance with this charter, and recommend to the Board such amendments of this charter as the Committee deems appropriate.

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(c )	The Committee shall report regularly to the Board on Committee findings and recommendations and any other matters the Committee deems appropriate or the Board requests, and maintain minutes or other records of Committee meetings and activities.

4.2 Chairperson

(a)	The Chairperson shall preside over meetings of the Committee and may call special meetings in addition to those regularly scheduled.

4.3 Action

(a)	A majority of the members of the entire Committee shall constitute a quorum.

(b)	The Committee shall act on the affirmative vote of a simple majority of members present at a meeting at which a quorum is present.

(c)	Without a meeting, the Committee may act by unanimous written consent of all members.

4.4 Fees

(a)	Diginex shall provide for appropriate funding, as determined by the Committee, for payment of compensation:

(i)	to outside legal, accounting or other advisors employed by the Committee, and

(ii)	for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

4.5 Minutes

(a)	The Committee shall maintain minutes of meetings.

4.6 Limitations

(a)	While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that Diginex’s financial statements are complete and accurate and are in accordance with IFRS. This is the responsibility of management and the independent registered public accounting firm. The Committee’s primary responsibility is oversight.

5. Responsibilities

5.1	In carrying out its duties and responsibilities, the Committee’s policies and procedures should remain flexible, so that it may be in a position to best address, react or respond to changing circumstances or conditions.

5.2	The Committee’s primary responsibility is oversight. To carry out such oversight, the Committee shall, consistent with and subject to applicable law and rules and regulations promulgated by the SEC and any applicable securities exchange, have the authority and responsibilities set forth below.

5.3	These responsibilities are a guide, with the understanding that the Committee will carry them out in a manner that is appropriate given Diginex’s needs and circumstances. In discharging its responsibilities, the Committee shall have full access to any relevant records and personnel of Diginex.

5.4 Responsibilities and Duties

(a)	Review and discuss the annual audited financial statements and Diginex’s disclosures under

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“Management’s Discussion and Analysis of Financial Condition and Results of Operations” provided in Diginex’s Annual Reports on with management and the independent registered public accounting firm. In connection with such review, the Committee will:

(i)	discuss with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 1301, Communications with Audit Committees (as may be modified or supplemented) and the matters in the written disclosures required by the applicable requirements of the Public Diginex Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence;

(ii)	review and discuss with the independent registered public accounting firm the results of the year-end audit of Diginex, including any identified audit matters under AS 3101, any comments or recommendations of Diginex’s independent registered public accounting firm and, based on such review and discussions and on such other considerations as it determines appropriate, recommend to the Board whether Diginex’s audited financial statements should be included in an Annual Report;

(iii)	review significant changes in accounting or auditing policies;

(iv)	review with the independent registered public accounting firm any problems or difficulties encountered in the course of their audit, including any change in the scope of the planned audit work and any restrictions placed on the scope of such work and management’s response to such problems or difficulties;

(v)	review with the independent registered public accounting firm, management and the senior internal auditing executive the adequacy of Diginex’s internal controls, and any significant findings and recommendations with respect to such controls;

(vi)	review reports required to be submitted by the independent registered public accounting firm concerning:

(1)	all critical accounting policies and practices used;

(2)	all alternative treatments of financial information within the International Financial Reporting Standards (“IFRS”) that have been discussed with management, the ramifications of such alternatives, and the accounting treatment preferred by the independent registered public accounting firm;

(3)	the anticipated application of significant accounting pronouncements that have been issued but are not yet effective;

(4)	any other material written communications with management; and

(5)	any material financial arrangements of Diginex which do not appear on the financial statements of Diginex;

(vii) review:

(1)	major issues regarding accounting principles and financial statement presentations, including any significant changes in Diginex’s selection or application of accounting principles, and major issues as to the adequacy of Diginex’s internal controls and any special audit steps adopted in light of material control deficiencies; and

(2)	analyses prepared by management and/or the independent registered public accounting firm setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative IFRS methods on the financial statements and the effects of regulatory and accounting initiatives, as well as offbalance sheet structures, on the financial statements of Diginex; and

(3)	approve or ratify, if appropriate, any related person transactions and other significant conflicts of interest, in each case in accordance with the Company’s Code of Business Conduct and Ethics and Related Party Transactions Policy.

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(b)	Review and discuss the half yearly financial statements and, if applicable, Diginex’s disclosures provided in periodic half yearly reports including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with management, the senior internal auditing executive and the independent registered public accounting firm.

(c)	Discuss policies and procedures concerning earnings press releases prior to issue and review the type and presentation of information to be included in earnings press releases (paying particular attention to any use of “pro forma” or “adjusted” information), as well as financial information and earnings guidance provided to analysts and rating agencies.

(d)	Review, with management and the independent registered public accounting firm, filings with the SEC and other published documents containing Diginex’s financial statements and consider whether the information contained in the documents is consistent with the information contained in the financial statements.

(e)	Discuss with the independent registered public accounting firm the characterization of any deficiencies in internal control over financial reporting.

(f)	Oversee the external audit coverage. Diginex’s independent registered public accounting firm is ultimately accountable to the Committee, which has the direct authority and responsibility to appoint, retain, compensate, terminate, select, evaluate and, where appropriate, replace the independent registered public accounting firm. In connection with its oversight of the external audit coverage, the Committee will have authority to:

(i)	appoint and replace (subject to stockholder approval, if deemed advisable by the Board) the independent registered public accounting firm;

(ii)	approve the engagement letter and the fees to be paid to the independent registered public accounting firm;

(iii)	pre-approve all audit and non-audit services to be performed by the independent registered public accounting firm or any other registered public accounting firm engaged by Diginex and the related fees for such services other than prohibited non-auditing services as promulgated under rules and regulations of the SEC (subject to the inadvertent de minimus exceptions set forth in Section 10A of the Securities Exchange Act of 1934, as amended);

(iv)	monitor and obtain confirmation and assurance as to the independent registered public accounting firm’s independence, including ensuring that they submit on a periodic basis (not less than annually) to the Committee a formal written statement delineating all relationships between the independent registered public accounting firm and Diginex consistent with the Public Diginex Accounting Oversight Board Rule 3526. The Committee is responsible for actively engaging in a dialogue with the independent registered public accounting firm with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent registered public accounting firm and for taking appropriate action in response to the independent registered public accounting firm’s report to satisfy itself of their independence;

(v)	at least annually, obtain and review a report by the independent registered public accounting firm describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and to assess the independent registered public accounting firm independence, all relationships between the independent registered public accounting firm and Diginex;

(vi)	review with the independent registered public accounting firm

(1)	its audit plan, scope, timing, staffing, locations, reliance upon management, internal auditors or others, including other independent registered public accounting firms (if applicable), and the general audit approach, and

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(2)	the nature and extent of specialized skill or knowledge needed to perform audit procedures or evaluate audit results related to significant risk;

(vii)	review and evaluate the performance, qualifications and independence of the independent registered public accounting firm, as the basis for a decision to reappoint or replace the independent registered public accounting firm;

(viii)	set clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by all applicable laws, rules and regulations;

(ix)	set clear policies for audit partner rotation in compliance with applicable laws and regulations, assure regular rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit, as required by applicable laws, rules and regulations, and engage in a dialogue with the independent registered public accounting firm to confirm that audit partner compensation is consistent with applicable SEC rules; and

(x)	monitor compliance by Diginex of the employee conflict of interest requirements contained in all applicable laws, rules and regulations.

(xi)	monitor compliance with the terms of the Company’s initial public offering and promptly take all action necessary to rectify any noncompliance or otherwise to cause compliance with the terms of such offering

(g)	Oversee internal audit coverage. In connection with its oversight responsibilities, the Committee will:

(i)	establish an appropriate control process for reviewing and approving Diginex’s internal transactions and accounting;

(ii)	review the appointment or replacement of the senior internal auditing executive;

(iii)	review, in consultation with management, the independent auditors and the senior internal auditing executive, the plan and scope of internal audit activities, and, when deemed necessary or appropriate by the Committee, assign additional internal audit projects to appropriate personnel;

(iv)	review the Committee’s level of involvement and interaction with Diginex’s internal audit function, if any, including the Committee’s line of authority and role in appointing and compensating employees in the internal audit function;

(v)	review internal audit activities, budget, compensation and staffing; and

(vi)	review significant reports to management prepared by the internal auditing department and management’s responses to such reports.

(h)	Receive periodic reports from Diginex’s independent registered public accounting firm, management and the senior internal auditing executive to assess the impact on Diginex of significant accounting or financial reporting developments that may have a bearing on Diginex.

(i)	Review with the chief executive officer, chief financial officer, independent registered public accounting firm and the senior internal auditing executive, periodically, the following:

(i)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Diginex’s ability to record, process, summarize and report financial information;

(ii)	any fraud, whether or not material, that involves management or other employees who have a significant role in Diginex’s internal control over financial reporting.

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(j)	Resolve any differences in financial reporting between management and the independent registered public accounting firm.

(k)	Establish procedures for :

(i)	the receipt, retention and treatment of complaints received by Diginex regarding accounting, internal accounting controls or auditing matters and

(ii)	the confidential, anonymous submission by employees or external parties of concerns regarding questionable accounting or auditing matters.

(l)	Discuss policies and guidelines to govern the process by which risk assessment and risk management is undertaken. Annual review of the risk management system.

(m)	Meet periodically, and at least four times per year, with management to review and assess Diginex’s major financial risk exposures and the manner in which such risks are being monitored and controlled.

(n)	Meet periodically (not less than annually) in separate executive session with each of the chief financial officer, the senior internal auditing executive, and the independent registered public accounting firm.

(o)	Review and approve all “related party transactions” requiring disclosure under SEC Regulation S-K, Item 404, in accordance with Diginex’s Related Party Transaction Policies and Procedures.

(p)	Review Diginex’s policies relating to the ethical handling of conflicts of interest and review past or proposed transactions between Diginex and members of management as well as policies and procedures with respect to officers’ expense accounts and perquisites, including the use of corporate assets.

(q)	Review and approve in advance any services provided by Diginex’s independent registered public accounting firm to Diginex’s executive officers or members of their immediate family.

(r)	Review periodically with Diginex’s outside legal counsel

(i)	legal and regulatory matters which may have a material effect on the financial statements, and

(ii)	corporate compliance policies or codes of conduct.

(s)	As it determines necessary to carry out its duties, engage and obtain advice and assistance from outside legal, accounting or other advisers, the cost of such independent advisors to be borne by Diginex.

(t)	Report regularly to the Board with respect to Committee activities.

(u)	Prepare the report of the Committee required by the rules of the SEC to be included in the proxy statement for each annual meeting

(v)	Review and reassess annually the adequacy of this Charter and recommend any proposed changes to the Board.

(w)	Review with management, the independent registered accounting firm, and Diginex’s legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding Diginex’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

(x)	Inquire and discuss with management Diginex’s compliance with applicable laws and regulations.

(y)	properly understand, evaluate and mitigate risks (whether regulatory, commercial, financial and operational) which may: (i) impede Diginex from achieving its goals and objectives, or may otherwise impact Diginex’s performance or operation; (ii) affect the health, safety or welfare of the Staff, or Diginex’s shareholders, investors and/or clientele; (iii) threaten Diginex’s ability to comply with all Applicable Laws; (iv) impact the community and the environment in which Diginex operates; (v) impact Diginex’s reputation and that of its Staff, shareholders, investors and/or clientele; and/or (vi) result in legal liability on the part of Diginex or its Staff arising out of or in connection with Diginex’s operations (collectively, the “Key Risks”);

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(z)	exercise due care, diligence and skill in relation to assessments, treatments, strategies and monitoring of the Key Risks;

(aa)	develop and formulate Board-level policies regarding Diginex’s corporate governance, the Key Risks and any other matters within the remit of the Risk Committee; and

(bb)	making recommendations and proposing resolutions regarding actions to be considered, approved and adopted by the Board that are consistent with the risk appetite of Diginex in relation to assessments, treatments, strategies and monitoring of the Key Risks.

(cc)	Annually evaluate the Committee’s own performance and report that it has done so to the Board.

(dd)	The Committee also shall undertake such additional activities within the scope of its primary function as the Board or the Committee may from time to time determine or as may otherwise be required by applicable law or regulation, the Board or Diginex’s constitution.

6. Secretariat

6.1 A Secretariat will be appointed for the Committee who will be responsible for:

(a) Arranging Committee meetings and circulating the agenda and meeting documentation;

(b) Minuting the attendance, proceedings and decisions of Committee meetings;

(c) Circulating the minutes of Committee meetings promptly after each meeting;

(d) Maintaining all Committee records, including meeting minutes and documentation.

6.2	The Secretariat will be appointed by the Committee in line with the decision-making process detailed in paragraph 4.3.

7. Other Matters

7.1	This Charter may be amended in line with the decision-making process detailed in paragraph 4.3, and subject to Board’s approval.

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